Dreyfus
Growth and Income
Fund, Inc.

ANNUAL REPORT October 31, 2007



Dreyfus
A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Growth and Income Fund, Inc., covering the 12-month period from November 1, 2006, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. stock market. The third quarter of 2007 provided greater swings in stock prices than we've seen on a relative year-to-date basis, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector of the bond market to other areas of the equity and fixed-income markets. A high degree of leverage within parts of the financial system has made recent price fluctuations more intense than they might be otherwise.

In our view, these developments signaled a shift to a new phase of the credit cycle. Although we expect somewhat slower financial conditions in the aftermath of the credit crisis, lower short-term interest rates from the Federal Reserve Board should help keep credit available to borrowers and forestall a more severe economic downturn. In addition, robust global economic growth may continue to support earnings for many U.S.-based companies. Such market events may indicate that it's a good time to review your portfolio with your financial advisor, who can help you evaluate your investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2006, through October 31, 2007, as provided by John Jares, Portfolio Manager

Fund and Market Performance Overview

Despite bouts of heightened volatility stemming from a domestic credit crisis and a slowing U.S. economy, large-cap growth stocks posted respectable returns for the reporting period due to generally healthy corporate earnings and robust global economic growth. The fund produced a higher return than that of its benchmark, primarily due to attractive results in the financials and information technology sectors.

For the 12-month period ended October 31, 2007, Dreyfus Growth and Income Fund produced a total return of 16.97%.[1] This compares with the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index, which produced a total return of 14.55% for the same period.[2] The Russell 1000 Growth Index, which more closely reflects the fund's current composition, returned 19.23% for the period.[3]

The Fund's Investment Approach

The fund seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk by investing primarily in domestic and foreign stocks. When choosing stocks, we use a "growth" style of investing, searching for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. We use a consistent, "bottom-up" approach that emphasizes individual stock selection, and we conduct qualitative and quantitative in-house research to determine whether a stock meets our investment criteria. Income is primarily generated from dividend-paying stocks.

Corporate Earnings and International Growth Supported Stock Prices

Stocks generally advanced during the reporting period as strong corporate earnings growth more than offset the negative effects of rising energy prices, slower U.S. economic growth and a credit crisis that originated in the U.S. bond market's sub-prime mortgage sector. Numerous large-cap companies benefited from greater pricing power amid moderate inflation, and a weak dollar in a robust global economy created favorable business conditions for large, U.S.-based multinational companies.

In this environment, an underweighted allocation to the financials sector produced the greatest contribution to the fund's relative performance. Reduced exposure to the sector helped shelter the fund from the problems many financial firms experienced in a credit crunch stemming from a deteriorating sub-prime mortgage market. In addition, the fund's security selection strategy in this sector steered the fund away from companies directly exposed to the mortgage industry. Instead, we focused on companies such as brokerage house Charles Schwab, which was better able to weather the financial sector's downturn. Schwab benefited from strong asset inflows, falling telecommunications prices and a successful restructuring plan that reduced operational costs.

The fund's relatively heavy exposure to the information technology sector bolstered its relative performance. Apple's stock price was driven higher by the popularity of its products, such as the iPhone and the iPod. Microsoft benefited from robust sales of its gaming platform and higher-margin software products during the reporting period. Shares of electronic storage specialist EMC/Massachusetts appreciated due to the spin-off of its virtualization software company, VMware. Internet networking firm Cisco Systems benefited from sales of a new generation of Internet infrastructure equipment, while computer hardware manufacturer Hewlett-Packard captured a larger share of the personal computer market.

Consumer staples companies such as Avon Products, which experienced upward pressure on its stock due to a successful restructuring and increasing exposure to emerging markets, also added to the fund's relative performance. Colgate-Palmolive benefited from robust growth in international markets, particularly emerging economies, as the falling value of the U.S. dollar made its products more attractive to overseas consumers.

Although energy stocks continued to gain value during the reporting period, the fund's underweighted allocation to energy companies prevented it from participating fully in the sector's strong performance. Favorable results from several of the fund's energy investments, such as integrated oil giant Exxon Mobil, were not enough to offset allocation-related weakness. The fund's relative performance also was undermined by its relatively light exposure to and disappointing selections of materials and industrials stocks.

Our security selection strategy also constrained returns from consumer discretionary companies, erasing the benefits of slightly underweighted exposure to this weak-performing sector. Retailers such as big-box electronics seller Best Buy Company, home improvement chain The Home Depot, mass merchandiser Wal-Mart Stores and home goods outfitter Bed Bath & Beyond were hurt by slumping consumer spending. The fund sold Bed Bath & Beyond during the reporting period.

Materials and Commodities Stocks Warrant Further Consideration

Surging global economic growth has persisted, suggesting to us that robust international demand is likely to continue. Consequently, we intend to investigate opportunities in the energy, materials and industrials areas, perhaps bringing the fund's underweighted allocations in these sectors closer to those of its benchmark. We also intend to look closely at companies with ample international exposure, as the falling value of the U.S. dollar and strong global economic growth may benefit these firms. As always, we have continued to employ a bottom-up research process designed to identify companies that, in our judgment, have the potential to achieve superior earnings and revenue growth.

November 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER, INC. – Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *SOURCE: LIPPER, INC. – Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Growth Index is an unmanaged index which measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Growth and Income Fund, Inc. and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 10/31/07*

	1 Year	5 Years	10 Years
Fund	**16.97%**	**12.27%**	**5.43%**

†   *Source: Lipper Inc.*
Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
The above graph compares a $10,000 investment made in Dreyfus Growth and Income Fund, Inc. on 10/31/97 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees or other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Growth and Income Fund, Inc. from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2007

Expenses paid per $1,000†	$ 5.01
Ending value (after expenses)	$1,092.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

Expenses paid per $1,000†	$ 4.84
Ending value (after expenses)	$1,020.42

† *Expenses are equal to the fund's annualized expense ratio of .95%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2007

Common Stocks−96.6%	Shares	Value ($)
Consumer Discretionary−10.7%		
Accenture, Cl. A	154,389	6,028,891
Advance Auto Parts	250,059	8,532,013
Best Buy	220,125	10,680,465
Costco Wholesale	96,502	6,490,725
Gap	869,593	16,435,308
Home Depot	223,389	7,038,987
Nordstrom	164,952	6,505,707
Omnicom Group	151,877	7,742,690
Starbucks	139,764 [a]	3,728,904
Urban Outfitters	349,988 [a]	8,844,197
Walt Disney	165,921	5,745,844
		87,773,731
Consumer Staples−11.3%		
Altria Group	146,586	10,690,517
Avon Products	277,254	11,361,869
Cadbury Schweppes, ADR	163,386	8,698,671
Colgate-Palmolive	87,868	6,701,692
Kraft Foods, Cl. A	243,025	8,119,465
PepsiCo	60,022	4,424,822
Procter & Gamble	113,043	7,858,749
Wal-Mart Stores	441,020	19,938,514
Whole Foods Market	304,185	15,069,325
		92,863,624
Energy−6.8%		
Chevron	88,404	8,089,850
Exxon Mobil	270,743	24,905,649
Halliburton	164,539	6,486,127
Schlumberger	95,210	9,194,430
Ultra Petroleum	99,835 [a]	7,074,308
		55,750,364
Exchange Traded Funds−2.1%		
iShares Russell 1000 Growth Index Fund	95,546	6,068,127
Powershares QQQ	120,465 [b]	6,629,189
Standard & Poor's Depository Receipts (Tr. Ser. 1)	30,465	4,711,412
		17,408,728

Common Stocks (continued)	Shares	Value ($)
Financial—9.5%		
American International Group	87,409	5,517,256
Bank of America	1	48
Charles Schwab	625,025	14,525,581
Citigroup	257,624	10,794,446
CME Group	9,524	6,345,365
Goldman Sachs Group	33,828	8,386,638
Janus Capital Group	185,994	6,418,653
Morgan Stanley	109,986	7,397,658
State Street	82,572	6,586,768
Unum Group	511,039	11,927,650
		77,900,063
Health Care—13.5%		
Allergan	204,661	13,830,990
Amylin Pharmaceuticals	250,586 a	11,281,382
Covance	38,966 a	3,214,695
Genentech	129,049 a	9,566,402
Gilead Sciences	296,867 a	13,712,287
Johnson & Johnson	60,930	3,970,808
Merck & Co.	191,429	11,152,654
Pfizer	234,297	5,766,049
Pharmaceutical Product Development	224,668	9,489,976
Schering-Plough	331,372	10,113,474
Thermo Fisher Scientific	309,972 a	18,229,453
		110,328,170
Industrial—6.1%		
Canadian National Railway	118,108	6,612,867
FedEx	52,097	5,383,704
General Electric	626,273	25,777,397
Waste Management	333,347	12,130,497
		49,904,465
Information Technology—23.6%		
Adobe Systems	227,679 a	10,905,824
Apple	103,053 a	19,574,917
Autodesk	85,458 a	4,178,896
Automatic Data Processing	133,471	6,614,823

Common Stocks (continued)	Shares		Value ($)
Information Technology (continued)			
Broadcom, Cl. A	329,476	a	10,724,444
Electronic Arts	289,528	a	17,695,951
EMC/Massachusetts	434,700	a	11,037,033
Hewlett-Packard	374,061		19,331,473
Intersil, Cl. A	194,774		5,909,443
KLA-Tencor	135,489		7,133,496
Marvell Technology Group	660,077	a	11,901,188
Maxim Integrated Products	252,383		6,839,579
MEMC Electronic Materials	98,633	a	7,221,908
Microsoft	1,143,456		42,090,615
SanDisk	151,306	a	6,717,986
Symantec	299,201	a	5,618,995
			193,496,571
Internet Software & Services—5.2%			
eBay	291,131	a	10,509,829
Google, Cl. A	29,456	a	20,825,392
Yahoo!	350,839	a	10,911,093
			42,246,314
Materials—1.3%			
E.I. du Pont de Nemours & Co.	133,226		6,596,019
Ecolab	85,194		4,018,601
			10,614,620
Telecommunications—6.5%			
Cisco Systems	828,339	a	27,384,887
Corning	358,821		8,708,586
Juniper Networks	304,106	a	10,947,816
Verizon Communications	133,435		6,147,351
			53,188,640
Total Common Stocks			
(cost $654,810,852)			**791,475,290**

Other Investment—3.0%			
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $24,385,000)	24,385,000	c	**24,385,000**

Investment of Cash Collateral for Securities Loaned−.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $6,746,040)	6,746,040 c	**6,746,040**
Total Investments (cost $685,941,892)	**100.4%**	**822,606,330**
Liabilities, Less Cash and Receivables	**(.4%)**	**(3,342,379)**
Net Assets	**100.0%**	**819,263,951**

ADR—American Depository Receipts

a   Non-income producing security.

b   All or a portion of this security is on loan. At October 31, 2007, the total market value of the fund's security on loan is $6,629,189 and the total market value of the collateral held by the fund is $6,746,040.

c   Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Information Technology	23.6	Industrial	6.1
Health Care	13.5	Internet Software & Services	5.2
Consumer Staples	11.3	Money Market Investments	3.8
Consumer Discretionary	10.7	Exchange Traded Funds	2.1
Financial	9.5	Materials	1.3
Energy	6.8		
Telecommunications	6.5		**100.4**

†   Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $6,629,189)—Note 1(c):		
Unaffiliated issuers	654,810,852	791,475,290
Affiliated issuers	31,131,040	31,131,040
Receivable for investment securities sold		8,711,013
Dividends and interest receivable		347,059
Receivable for shares of Common Stock subscribed		1,638
Prepaid expenses		38,972
		831,705,012
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		618,323
Cash overdraft due to Custodian		116,451
Liability for securities on loan—Note 1(c)		6,746,040
Payable for investment securities purchased		4,788,750
Payable for shares of Common Stock redeemed		66,136
Accrued expenses		105,361
		12,441,061
Net Assets ($)		**819,263,951**
Composition of Net Assets ($):		
Paid-in capital		630,148,555
Accumulated net realized gain (loss) on investments		52,450,958
Accumulated net unrealized appreciation (depreciation) on investments		136,664,438
Net Assets ($)		**819,263,951**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		45,742,693
Net Asset Value, offering and redemption price per share ($)		**17.91**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2007

Investment Income ($):	
Income:	
Cash dividends (net of $62,296 foreign taxes withheld at source):	
Unaffiliated issuers	11,498,077
Affiliated issuers	651,423
Income from securities lending	38,066
Total Income	**12,187,566**
Expenses:	
Management fee–Note 3(a)	5,873,383
Shareholder servicing costs–Note 3(b)	1,382,301
Custodian fees–Note 3(b)	61,191
Professional fees	53,543
Prospectus and shareholders' reports	50,597
Directors' fees and expenses–Note 3(c)	41,987
Registration fees	25,403
Interest expense–Note 2	4,073
Miscellaneous	37,832
Total Expenses	**7,530,310**
Investment Income–Net	**4,657,256**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	53,546,572
Net unrealized appreciation (depreciation) on investments	65,461,198
Net Realized and Unrealized Gain (Loss) on Investments	**119,007,770**
Net Increase in Net Assets Resulting from Operations	**123,665,026**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2007	2006
Operations ($):		
Investment income—net	4,657,256	5,562,348
Net realized gain (loss) on investments	53,546,572	114,669,465
Net unrealized appreciation (depreciation) on investments	65,461,198	(9,217,539)
Net Increase (Decrease) in Net Assets Resulting from Operations	**123,665,026**	**111,014,274**
Dividends to Shareholders from ($):		
Investment income—net	(4,697,404)	(7,290,516)
Net realized gain on investments	(88,329,495)	–
Total Dividends	**(93,026,899)**	**(7,290,516)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	18,984,846	16,114,926
Dividends reinvested	88,997,128	6,869,156
Cost of shares redeemed	(93,088,327)	(134,460,906)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**14,893,647**	**(111,476,824)**
Total Increase (Decrease) in Net Assets	**45,531,774**	**(7,753,066)**
Net Assets ($):		
Beginning of Period	773,732,177	781,485,243
End of Period	**819,263,951**	**773,732,177**
Capital Share Transactions (Shares):		
Shares sold	1,148,151	999,773
Shares issued for dividends reinvested	5,589,509	427,878
Shares redeemed	(5,592,253)	(8,348,374)
Net Increase (Decrease) in Shares Outstanding	**1,145,407**	**(6,920,723)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	17.35	15.17	14.41	13.64	11.78
Investment Operations:					
Investment income—net[a]	.10	.12	.22	.09	.07
Net realized and unrealized gain (loss) on investments	2.57	2.21	.73	.78	1.86
Total from Investment Operations	2.67	2.33	.95	.87	1.93
Distributions:					
Dividends from investment income—net	(.10)	(.15)	(.19)	(.10)	(.07)
Dividends from net realized gain on investments	(2.01)	–	–	–	–
Total Distributions	(2.11)	(.15)	(.19)	(.10)	(.07)
Net asset value, end of period	17.91	17.35	15.17	14.41	13.64
Total Return (%)	16.97	15.44	6.63	6.36	16.48
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.96	1.01	.99	1.03	1.06
Ratio of net expenses to average net assets	.96	1.01	.99	1.03	1.06
Ratio of net investment income to average net assets	.59	.72	1.45	.66	.56
Portfolio Turnover Rate	74.43	123.60	72.21	48.04	42.66
Net Assets, end of period ($ x 1,000)	819,264	773,732	781,485	832,502	862,633

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Growth and Income Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with long-term capital growth, current income and growth of income consistent with reasonable investment risk. On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended October 31, 2007, Mellon Bank earned $16,314, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2007 the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $35,382,958, undistributed capital gains $18,134,493 and unrealized appreciation $135,597,945.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2007 and October 31, 2006, were as follows: ordinary income $4,697,404 and $7,290,516 and long-term capital gains $88,329,495 and $0, respectively.

During the period ended October 31, 2007, as a result of permanent book to tax differences, the fund increased accumulated undistributed investment income-net by $40,148 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under both lines of credit during the period ended October 31,2007 was approximately $69,900 with a related weighted average annualized interest rate of 5.83%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended October 31, 2007, the fund was charged $759,812 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2007, the fund was charged $441,543 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended October 31, 2007, the fund was charged $61,191 pursuant to the custody agreement.

During the period ended October 31, 2007, the fund was charged $4,660 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $514,440, chief compliance officer fees $2,812, custody fees $28,819 and transfer agency per account fees $72,252.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2007, amounted to $571,041,072 and $650,500,303, respectively.

At October 31, 2007, the cost of investments for federal income tax purposes was $687,008,385; accordingly, accumulated net unrealized appreciation on investments was $135,597,945, consisting of $150,063,370 gross unrealized appreciation and $14,465,425 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Growth and Income Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Growth and Income Fund, Inc., including the statement of investments, as of October 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of October 31, 2007 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Growth and Income Fund, Inc. at October 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
December 10, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 26.87% of the ordinary dividends paid during the fiscal year ended October 31, 2007 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2007, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $4,697,404 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns. Also, the fund hereby designates $2.0080 per share as a long-term capital gain distribution of the $2.0220 per share paid on December 13, 2006.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 165

————————

Peggy C. Davis (64)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 65

————————

David P. Feldman (67)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 49

James F. Henry (76)
Board Member (1991)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 40

Ehud Houminer (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

Gloria Messinger (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 40

Dr. Martin Peretz (68)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Adviser
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 40

————————

Anne Wexler (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 49

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 182 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 178 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus
Growth and Income Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DGRIX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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